DSM Press Release

DSM, Corporate Co[redacted]
P.O. Box 6500, 6
Telephone (31) 4
Internet: www.dsr
E-mail : media.rel

DSM

27E Heerlen (the Netherlands) / Connecticut (USA), September 20, 2004

<u>DSM Venturing invests in Sciona Inc.</u>

DSM Venturing today announced that it has invested in Sciona Inc., based in Connecticut (USA). Sciona is a provider of personalized, science-based actionable healthcare advice. The company develops genetic tests that help individuals make nutritional and lifestyle choices matched to their genetic profiles. These products also open up the opportunity for product manufacturers to personalize their product offerings. The activities of Sciona mainly focus on nutrition, skincare and sports & fitness.

Sciona is active in the field of nutrigenomics, the understanding of the complex interactions between nutrients and genes. This science has identified more and more links between food, genetics and health. Sciona's lead product (NutritionScreen, co-branded as BodyBenefits or Cellf) provides individualized nutritional advice based upon an individual's genetic information and his or her lifestyle.

DSM wants to be the world leader in nutritional products and Sciona's activities may contribute to the realization of that ambition. Jan Zuidam, vice-chairman of the Managing Board, comments: *"The human nutrition market sees a demand increase driven by health awareness, preventive treatment and the ageing population. The rapidly progressing science of nutrigenomics, in which Sciona is active, is not only used to develop new nutrients and understand how they work in the human body, but is also expected to open ways for 'personalized nutrition'. New products, services and technologies are important to an innovative company like DSM. The field of nutrigenomics fits perfectly with our ambition in the field of life sciences innovation."*

Sciona's CEO Chris Martin added: *"We are very pleased to have been able to attract such a strong syndicate of investors, especially in times when it is difficult to raise Venture Capital. The participation of a world leading food ingredient company like DSM shows the strong belief of the industry in the future of nutrigenomics. We look forward to working more closely with DSM in this area in the future".*

Sciona Inc.
Sciona, an international, privately held biotechnology company, was founded in September 2000. It has grown into a world leader in the area of genetic personalization – a rapidly growing field aimed at creating products and services tailored to an individual's genetic makeup.

For more information about Sciona see www.sciona.com.

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DSM Venturing

DSM Venturing, part of the DSM Venturing & Business Development business group, is an active investor in several Venture Capital Funds and start-up companies in DSM's strategic growth fields: Food Ingredients, Pharmaceutical Intermediates and Performance Materials. This is the tenth direct investment of DSM Venturing. *"DSM Venturing's mission is to explore emerging markets and technologies in order to enhance DSM's product portfolio and create value. This is one of DSM's important windows on developments in the world,"* says Henk Numan, Director of DSM Venturing & Business Development.

For more information about DSM Venturing see www.dsm-venturing.com.

About DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8 billion and employs in the region of 25,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas.

More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Marjon Jörissen
tel. +31 (45) 5782423
e-mail media.relations@dsm.com